Investment Office
P.O. Box 2749
Sacramento, CA 95812-2749
Telecommunications Device for the Deaf - (916) 795-3240
Telephone: (916) 795-2731; Fax (916) 795-2842

April 10, 2008

Dear Shareowner of Standard Pacific Corporation:

VOTE FOR PROPOSAL #3 TO DECLASSIFY STANDARD PACIFIC’S BOARD

I am writing to you on behalf of the California Public Employees’ Retirement System (CalPERS).  CalPERS is the largest public pension system in the U.S., with approximately $240 billion in assets. CalPERS is a significant long-term shareowner of Standard Pacific Corporation owning approximately 386,296 shares. We seek your support on Proposal #3, a non-binding proposal asking Standard Pacific to take the steps necessary to declassify the board of directors at the Company’s May 14, 2008 annual meeting.

STANDARD PACIFIC’S ABYSMAL 1, 3, & 5 YEAR UNDERPERFORMANCE

Standard Pacific was named to CalPERS’ 2008 Focus List due to poor stock performance and a sub-par governance structure. The table below clearly demonstrates Standard Pacific’s underperformance relative to the Russell 3000 Index and its industry peer index over the 1, 3, and 5 year periods ending March 31, 2008:

Time period ending 3/31/2008	Standard Pacific Corp (SPF)	Russell 3000 Index	Relative Return SPF to Russell 3000 Index	Homebuilding Russell Industry Peer Index	Relative Return SPF to Russell Peer Index
5 years	-60.76%	76.77%	-137.53%	22.20%	-83.0%
3 years	-86.32%	19.45%	-105.78%	-54.96%	-31.36%
1 year	-76.58%	-6.06%	-70.52%	-37.09%	-39.49%
 Source: FactSet

STANDARD PACIFIC BOARD EXTREMELY ENTRENCHED

•	Standard Pacific refuses to seek shareholder approval to remove its classified board.
•	Standard Pacific refuses to seek shareholder approval to remove 80% supermajority voting requirements in the bylaws and articles of incorporation.
•	Standard Pacific refuses to implement a majority voting standard for director elections.
•	Standard Pacific has a poison pill that is not approved by shareowners.
•	Shareowners may not remove directors without cause.
•	Shareowners may not call special meetings or act by written consent.

IMPROVED GOVERNANCE PRACTICES LEAD TO IMPROVED FINANCIAL PERFORMANCE

As a long term shareowner, CalPERS is very concerned with the Company’s accountability to its shareowners and its commitment to good corporate governance.  We believe such accountability as evidenced by governance practices is closely related to financial performance.

•
Harvard Professor Lucian Bebchuk and associates published a study in September 2004[1] which found that companies with staggered boards, poison pills, supermajority voting requirements and golden parachutes deliver less shareholder value than those companies that do not have such measures in place. Standard Pacific currently employs each of these value destroying anti-takeover measures.

VOTE FOR PROPOSAL #3, ANNUAL ELECTION OF ALL DIRECTORS

We urge you to vote FOR proposal #3, a non-binding request that Standard Pacific take the steps necessary to declassify the board and provide for the annual election of directors.

Sincerely,

Dennis Johnson, CFA
Senior Portfolio Manager

Please refer to the proxy statement for more information or call Garland Associates, Inc. who is assisting us with this effort at (561) 366-1165 if you have any questions or need assistance in voting your shares.

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card.  Please do not send us your proxy card but return it to Standard Pacific Corporation.

1 Lucian Bebchuk, Alma Cohen & Allen Ferrell, “What Matters in Corporate Governance?” Harvard Law School, Discussion Paper No. 491 (09/2004,   revised 03/2005).

California Public Employees’ Retirement System
Lincoln Plaza East - 400 Q Street, Suite E4800 - Sacramento, CA  95811